UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 12b-25

NOTIFICATION OF LATE FILING            SEC FILE NUMBER: 000-29292

                                       CUSIP NUMBER: ____________

[X]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [X] Form 10-Q and 10-QSB
[ ]Form N-SAR

For Period Ended: December 31,2000
                  ----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant

     AMEUROTECH CORPORATION

     Former Name if Applicable

     INTERNET MULTI-MEDIA CORPORATION


Address of Principal Office (Street and Number)

     5970 Fairview Road, Suite 608

City, State and Zip Code

     Charlotte, North Carolina 28210


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Management is awaiting review of the Company's financial statements from the Company's accountants in order to complete its Form 10KSB for the period ended December 31, 2000. It is anticipated that the review of the financial statements will be completed in time for Management to complete preparation and filing of the Form 10-KSB for the period ended December 31, 2001 within the time allowed by this extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Stefano Zorzi                    (704)            962-5440
        --------------                -----------     ------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                    [ ] Yes        [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant, AMEUROTECH CORPORATION, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                         AMEUROTECH CORPORATION


Date: March 28, 2001                    BY: /s/Stefano Zorzi
                                           -------------------------------
                                           Stefano Zorzi, CEO